Exhibit 99.1

DESCARTES ANNOUNCES RESULTS OF ANNUAL
SHAREHOLDER MEETING

WATERLOO, Ontario — June 15, 2023 — The Descartes Systems Group Inc. announced the voting results from its annual meeting of shareholders held on Thursday, June 15, 2023 (the “Meeting”).

Meeting Results

The following matters, as set out in more detail in its Management Information Circular dated May 10, 2023, were considered and voted on by shareholders at the Meeting:

General
The total number of common shares of the Corporation represented in person or by proxy at the Meeting was 75,061,434 which represented 88.23% of the 85,078,029 common shares of the Corporation that were outstanding on May 2, 2023

Election of Directors
On a vote by ballot, each of the following 10 nominees proposed by management of the Corporation was elected as a director of the Corporation:

Director Nominee	Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Votes AGAINST
Deepak Chopra	72,901,775	97.89%	1,573,563	2.11%
Deborah Close	72,785,597	97.73%	1,689,744	2.27%
Eric Demirian	71,530,973	96.05%	2,944,368	3.95%
Sandra Hanington	73,566,240	98.78%	909,101	1.22%
Kelley Irwin	73,563,137	98.78%	912,204	1.22%
Dennis Maple	73,078,315	98.12%	1,397,026	1.88%
Chris Muntwyler	72,975,296	97.99%	1,500,046	2.01%
Jane O’Hagan	72,934,259	97.93%	1,541,082	2.07%
Edward Ryan	73,563,634	98.78%	910,707	1.22%
John Walker	72,467,017	97.30%	2,008,325	2.70%

Appointment of Auditors

On a vote by ballot, KPMG LLP, Chartered Professional Accountants and Licensed Public Accountants, were appointed as the auditors of the Corporation until the close of the next annual meeting of shareholders or until their successors are appointed.

Number of Votes FOR	Percentage of Votes FOR	Number of Votes WITHHELD	Percentage of Votes WITHHELD
74,960,046	99.88%	89,544	0.12%

Amendment of Shareholder Rights Plan

On a vote by ballot, the resolution proposed by management of the Corporation to make certain amendments to the Corporation’s Shareholder Rights Plan was approved:

Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Votes AGAINST
73,568,932	98.78%	906,409	1.22%

Say-On-Pay

On a vote by ballot, the “Say-On-Pay” resolution proposed by management of the Corporation was approved.

Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes AGAINST
70,668,885	94.89%	3,806,456	5.11%

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.

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Descartes Investor Contact:
Laurie McCauley (519) 746-6114 x202358
investor@descartes.com